UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Copies of notices of ChipMOS TECHNOLOGIES INC.’s 2026 annual general meeting of shareholders and related materials are attached as Exhibits 99.1 through 99.4 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2026	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Exhibit Number	Description
99.1	Depositary’s Notice of 2026 Annual Shareholders’ Meeting for American Depositary Shares
99.2	2026 Voting Instructions of 2026 Annual Shareholders’ Meeting for American Depositary Shares
99.3	Company’s Notice of 2026 Annual Shareholders’ Meeting for the Shareholders (Translation)
99.4	2026 Annual Shareholders’ Meeting Handbook (Translation)